UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70226 /August 19, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15379

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In the Matter of   :
                                                                      :   ORDER MAKING FINDINGS AND
AMERICAN TECHNOLOGIES GROUP, INC.,   :   REVOKING REGISTRATIONS BY
BONANZA OIL & GAS, INC., and   :   DEFAULT
GULF COAST OIL & GAS, INC.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting
Administrative Proceedings (OIP) on July 18, 2013, alleging that Respondents have securities
registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of
1934 (Exchange Act) and have failed to file periodic reports required by Exchange Act Section
13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents were served with the OIP on July
20, 2013. See 17 C.F.R. § 201.141(a)(2)(ii). No Respondent participated in the prehearing
conference on August 8, 2013, at which the Division of Enforcement (Division) stated that no
Respondent had contacted the Division.

        Respondents are in default because they did not file an Answer to the OIP, participate in
the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a),
.220(f), .221(f). I find the allegations in the OIP to be true. See 17 C.F.R. § 201.155(a).

        American Technologies Group, Inc. (American Technologies), Central Index Key (CIK)
No. 878547, is a revoked Nevada corporation located in Fort Worth, Texas, with a class of
securities registered with the Commission pursuant to Exchange Act Section 12(g). American
Technologies is delinquent in its periodic filings with the Commission, having not filed any
periodic reports since it filed a Form 10-Q for the period ended April 30, 2010, which reported a
net loss of $98,634 for the prior nine months. As of July 15, 2013, the common stock of
American Technologies was quoted on OTC Link, had six market makers, and was eligible for
the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

        Bonanza Oil & Gas, Inc. (Bonanza Oil & Gas), CIK No. 1214605, is a revoked Nevada
corporation located in Houston, Texas, with a class of securities registered with the Commission
pursuant to Exchange Act Section 12(g). Bonanza Oil & Gas is delinquent in its periodic filings

with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2010, which reported a net loss of $7,816,477 for the prior six months. As of July 15, 2013, the common stock of Bonanza Oil & Gas was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Gulf Coast Oil & Gas, Inc. (Gulf Coast Oil & Gas), CIK No. 1108943, is a revoked Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Gulf Coast Oil & Gas is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $322,224 for the prior six months. As of July 15, 2013, the common stock of Gulf Coast Oil & Gas was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings and have failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. American Technologies, Bonanza Oil & Gas, and Gulf Coast Oil & Gas, have failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. In these circumstances, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of each of these Respondents' registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of American Technologies Group, Inc., Bonanza Oil & Gas, Inc., and Gulf Coast Oil & Gas, Inc., is revoked.

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Brenda P. Murray
Chief Administrative Law Judge